(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 Commission File Number 0-28450 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

NETOPIA, INC.

Full Name of Registrant:

_____________________________________________________________________________________________

Former Name if Applicable

6001 Shellmound Street, 4th Floor

Address of Principal Executive Office (Street and Number)

Emeryville, CA 94608

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously announced on July 22, 2004, Netopia’s Audit Committee has initiated an inquiry into Netopia’s accounting and reporting practices, including the appropriateness and timing of revenue recognition of software license fees in two transactions with a single software reseller customer.

Netopia’s Audit Committee, composed of independent outside directors, has retained outside counsel to conduct the inquiry, and is working with Netopia and Netopia’s independent auditors. The Audit Committee is seeking to resolve the matter as soon as possible and intends to continue to work with the appropriate regulatory authorities. The outcome of the inquiry may affect Netopia’s reported results for periods during the current and prior fiscal years. The inquiry is ongoing, and Netopia is not able at this time to predict the outcome of the inquiry.

Netopia will not file its quarterly report on Form 10-Q for the third quarter of fiscal 2004, which was due on August 16, 2004, until the inquiry is complete and Netopia is able to secure appropriate review by its external auditors. At that time, Netopia expects also to file 10-K/A Reports and 10-Q/A Reports as appropriate.

The statements above regarding Netopia’s revenue recognition and financial results, the nature and duration of the pending review, the timing of making certain public filings, and any other expectations or anticipated events are “forward looking” within the meaning of the securities laws and regulations. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially. For example, Netopia may determine that it should make further accounting adjustments for the transactions currently at issue or for additional transactions, which may increase the amount of any necessary restatements or adjustments. Netopia, its Audit Committee and its auditors may not complete their evaluation in time to file required periodic reports in compliance with Nasdaq requirements for continued listing.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan B. Lefkof	(510)	420 - 7400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Netopia, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 17, 2004	By:	/s/ ALAN B. LEFKOF
		Name:	Alan B. Lefkof
		Title:	President and Chief Executive Officer